SEC 09059378 SION

SEC Mail Processing Section

MAY 29 2009

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCHONFELD SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE JERICHO PLAZA, 3RD FLOOR
(No. and Street)

JERICHO (City) NY (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH AVANTARIO 516-942-2452
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

5 VAUGHN DRIVE (Address) PRINCETON (City) NJ (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARGARET CAFFREY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCHONFELD SECURITIES, LLC, as of MARCH 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MYLES R BLECHNER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BL6095342
Qualified in Queens County
My Commission Expires July 07, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHONFELD SECURITIES, LLC AND SUBSIDIARY

Statement of Financial Condition

March 31, 2009

With Independent Auditors' Report

Schonfeld Securities, LLC and Subsidiary
Table of Contents
March 31, 2009

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Members of
Schonfeld Securities, LLC

We have audited the accompanying consolidated statement of financial condition of Schonfeld Securities, LLC and Subsidiary (the "Company") as of March 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Schonfeld Securities, LLC and Subsidiary as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Withum Smith + Brown PC

Princeton, New Jersey
May 22, 2009

Schonfeld Securities, LLC and Subsidiary
Consolidated Statement of Financial Condition
March 31, 2009

Assets

Cash	$ 1,406,025
Cash segregated for the exclusive benefit of customers in compliance with Federal Regulations	51,762
Cash deposits with clearing organizations	2,326,145
Receivable from broker-dealers	12,489,848
Securities owned, at market value	39,106
Property and equipment, at cost less accumulated depreciation and amortization of $3,822,253	1,975,946
Loans receivable	2,552,137
Due from affiliates	2,184,825
Other assets	1,962,300
	$ 24,988,094

Liabilities and Members' Equity

Bank loan	$ 2,202,171
Payable to broker-dealers	25,227
Payable to customers	4,519
Due to affiliates	1,156,640
Other liabilities and accrued expenses	3,686,711
Due to Members	81,108
Total liabilities	7,156,376
Members' equity	17,831,718
	$ 24,988,094

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Nature of Business

The consolidated financial statements include the accounts of Schonfeld Securities, LLC (the "Parent") and its wholly owned subsidiary, Travel Secure, LLC (collectively, the "Company"). All significant intercompany account balances and transactions have been eliminated in consolidation. The Parent is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the BATS exchange, NYSE Arca Equities and Nasdaq Stock Market. The Company provides securities execution services for its affiliates and customers for which it receives a commission.

The majority interest of the Company is owned by Schonfeld Group Holdings LLC ("SGH").

The Company's primary business is to provide security execution services to its affiliates at a fee equal to the actual execution and communication costs incurred by the Company, except for one affiliate which the Company charges an additional fixed monthly fee as agreed upon with this affiliate. Based upon the financial arrangements set forth above, the accompanying consolidated financial statements might not necessarily be indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Accounting Basis
These consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Marketable Securities
Securities owned are stated at quoted market values.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation of equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The plane purchase is amortized on a straight line basis using an estimated useful life of five years. Repair and maintenance costs are expensed when incurred, while additions and improvements are capitalized.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
No provision for federal and state income taxes have been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The company's consolidated income or loss is reportable by its members on their income tax returns.

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be

reported as an adjustment to members' equity as of the beginning of the year of adoption. Management has not yet made a determination as to the impact of adoption of FIN 48 on the Company's financial statements.

3. Receivable from Broker-Dealers

The clearing and depository operations for the Company's security transactions are provided primarily by Penson Financial Services Inc. and Goldman Sachs. At March 31, 2009, all of the securities owned and the amount due from broker-dealers reflected in the accompanying consolidated statement of financial condition are positions carried by and amounts receivable from these broker-dealers. The amounts receivable from broker-dealers are primarily deposits with and commission receivable due from these broker-dealers.

4. Property and Equipment

Property and equipment, at cost, as of March 31, 2009, consist of the following:

Leasehold improvements	$ 3,351,324
Fractional shares in aircraft	2,446,875
	5,798,199
Less: accumulated depreciation and amortization	3,822,253
	$ 1,975,946

5. Payable to Customers

The Company discontinued its clearing and depository operations as a result of the sale of its securities clearing business on November 20, 2006. Payable to customers at March 31, 2009 represents primarily dividends payable and other miscellaneous residual balances in customer accounts.

6. Concentrations of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

7. Bank Loan

The Company has a term loan with a bank maturing on June 6, 2012. Principal payments of $30,558 are payable in quarterly installments. The loan bears interest at the One-Month LIBOR plus 1.50% per annum. Interest is payable monthly. The fair value of this loan approximated the carrying amount at March 31, 2009.

8. Commitments and Contingency

The Company is obligated under noncancelable operating leases for office space and equipment expiring at various dates through 2011.

Future annual minimum rental commitments under these leases are due as follows for the next five years ended March 31:

2010	$ 3,046,676
2011	1,800,378
2012	322,961
2013	23,183
2014	23,878
Thereafter	142,308
	$ 5,359,384

The Company is a defendant in one lawsuit and in one arbitration arising in the normal course of business. It is the opinion of management that the disposition of these matters will not individually or in the aggregate materially adversely affect the consolidated financial position of the Company.

9. Net Capital and Reserve Requirements

As a registered broker-dealer, the Parent is subject to Uniform Net Capital Rule 15c3-1 of the SEC. The Parent computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of rule 15c3-3 aggregate debit items, as defined.

Net capital changes from day to day, but at March 31, 2009, the Parent had net capital of $8,172,882, which exceeded its requirement of $1,500,000 by $6,672,882.

The Company maintains $51,762 in a reserve bank account for the exclusive benefit of customers solely for certain residual balances in customers' accounts that have not settled as of March 31, 2009.

10. Regulatory Settlement

The Company has consented to a settlement agreement with NYSE Arca Equities, without admitting or denying any allegations, regarding certain trading, net capital and supervisory related violations.

11. Employee Benefit Plan

The Company has a 401(k) defined contribution retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum amount allowed by law. Through December 31, 2008, the Company contributed an amount equal to 25% of the participant's contribution up to a maximum amount of $3,450. For the period January 1, 2009 through March 31, 2009, the Company contributed an amount equal to 25% of the participant's contribution up to a maximum amount of $3,000. Effective April 1, 2009, the Company is no longer making contributions. Participants are at all times fully vested in their contributions, and the Company's contributions become fully vested to the participants after three years of continued employment.

12. Related Party Transactions

Loans receivable includes a loan due from a member of SGH amounting to $2,546,357, which bears interest at a rate of 6% per annum and has no scheduled maturity date.

13. Fair Value Measurements

The company adopted the requirements of SFAS 157, *Fair Value Measurements*, which is effective for years beginning after November 15, 2007. The Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. In accordance with SFAS No. 157 the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires the Company to maximize the use of the observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest significant input.

These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participant would use in pricing the assets or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The Company utilized level 1 observable measurement criteria to determine the fair market value of marketable securities. The following table summarizes assets (liabilities) which have been accounted for at fair value on a recurring basis as of March 31, 2009, along with the basis for the determination of fair value:

	Total	**Quoted Prices in Active Markets (Level One)**
Securities owned	$ 9,106	$ 39,106

SUPPLEMENTARY INFORMATION

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Supplementary Report on Internal Control

To the Members,
Schonfeld Securities, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Schonfeld Securities, LLC and Subsidiary (the "Company") as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities except for carrying certain residual customer balances as a result of discontinuance of the securities clearing business, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith+Brown PC

Princeton, New Jersey
May 22, 2009